SEC Mail
Mail Processing
Section

MAR 02 2009

Washington, DC
106

SECURI 09058031 MISSION

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-67769

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) **AND ENDING** 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gatten Sadowski, Inc.

OFFICIAL USE ONLY

FIRM ID. NO. 145980

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
245 Park Avenue, 24th Floor

(No. and Street)

New York	NY	10167
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seligson & Giannattasio, LLP
(Name - if individual, state *last, first, middle name*)

723 N. Broadway	White Plains	NY	10603
(Address)	(City)	(state)	Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I John Sadowski swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gatten Sadowski, Inc. as of December 31 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

LAUREN T. QUAGLIONE
Notary Public, State Of New York
No. 01QU6056118
Qualified In Kings County
My Commission Expires March 19, 20 11

This report** contains (check all applicable boxes):

[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATTEN SADOWSKI INC.

FINANCIAL STATEMENT

December 31, 2008

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

White Plains Office
723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

Port Washington, NY
Highlands Park, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Gatten Sadowski Inc.

We have audited the accompanying statement of financial condition of Gatten Sadowski Inc. (an S Corporation), as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gatten Sadowski Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
White Plains NY
February 24, 2009

GATTEN SADOWSKI INC.
(AN S CORPORATION)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS		
Current assets:		
Cash and cash equivalents		$ 124,356
Account receivable		409,337
Prepaid expenses		24,103
Officer note receivable		79,618
Receivable from clearing agent		50,000
Other current assets		10,000
Total current assets		697,414
Furniture, equipment and software– net		43,345
Other assets:		
Security deposits		14,300
Total assets		$755,059
LIABILITIES & STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses		$ 31,593
Accrued legal settlement		60,000
Deferred tax liability		877
Total liabilities		92,470
Stockholders' Equity:		
Common stock, no par value, 1000 shares authorized, 242 issued and outstanding	$ 500,000	
Additional paid-in-capital	260,523	
Retained deficit	(97,934)	
Total stockholders' equity		662,589
Total liabilities and stockholders' equity		$755,059

See notes to financial statements.

GATTEN SADOWSKI INC.
(AN S CORPORATION)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions and fees		$1,647,821
Interest and dividend income		6,339
Total revenue		1,654,160
Expenses:		
Payroll and benefits	$705,067	
Consulting fees	19,316	
Computer and internet expenses	10,245	
Office, subscriptions and printing	20,970	
Clearing charges	18,103	
Market data	257,580	
Professional fees	102,266	
Depreciation and amortization expense	8,930	
Regulatory costs	7,545	
Rent expense	133,355	
Legal settlement	60,000	
Bad debt	35,000	
Other general and administrative expenses	28,602	
Total expenses		1,406,979
Net income before income taxes		247,181
Income taxes		23,121
Net income		$ 224,060

See notes to financial statements.

GATTEN SADOWSKI INC.
(AN S CORPORATION)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock Shares Authorized and Issued	Common Stock Amount	Additional Paid-In Capital	Retained (Deficit)	Total
Balance – January 1, 2008	200	$500,000	$155,523	$(159,994)	$495,529
Additional capital contributions	42	–	105,000	–	105,000
Net Income	–	–	–	224,060	224,060
Distributions	--	--	--	(162,000)	(162,000)
Balance – December 31, 2008	242	$500,000	$260,523	$(97,934)	$662,589

See notes to financial statements.

GATTEN SADOWSKI INC.
(AN S CORPORATION)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 224,060
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	8,930
Deferred taxes	16,394
Forgiveness of a debt – related party	35,000
Changes in operating assets and liabilities:	
Receivable from broker	(459,337)
Interest receivable – related party	(3,618)
Prepaid expenses	(23,391)
Other assets	(4,064)
Accrued expenses – related party	(9,000)
Accounts payable and accrued expenses	26,140
NET CASH FLOWS FROM OPERATING ACTIVITIES	(188,886)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(21,289)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(21,289)
CASH FLOWS FROM FINANCING ACTIVITES	
Advances to related parties	(30,000)
Distributions to shareholders	(162,000)
Repayment of officer loan receivable	6,000
Contributions of capital	105,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	(81,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(291,175)
Cash and cash equivalents – beginning of period	415,531
Cash and cash equivalents – end of period	$ 124,356
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:	
Cash paid for:	
Income taxes	$ 350
Interest	$ 0

See notes to financial statements.

GATTEN SADOWSKI INC.
(AN S CORPORATION)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - ORGANIZATION

Gatten Sadowski Inc. (the "Company") is a nonclearing broker-dealer in securities registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company was organized on October 24, 2007 under the laws of the State of New York.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

Commissions and securities transactions

Commissions earned from customer securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Depreciation and amortization

Furniture, equipment and software are recorded at cost. Depreciation and amortization are generally provided on a straight-line method over the estimated useful lives of the various assets as follows:

Furniture	7 years
Computer and office equipment	5 years
Software	3 years

Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Income taxes

The Company elected to be taxed as an "S" Corporation for Federal and state purposes. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. The Company is taxed as a corporation for New York City and certain state taxing authorities.

Fair value of financial instruments

Cash balances and the carrying amount of accrued expenses approximate their fair value based on the nature of those items. Estimated fair values of financial instruments are determined using available market information. In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Credit risk

The Company maintains substantially all its cash balances in a limited number of financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 through December 31, 2009, at which time they are scheduled to revert to the prior limit of $100,000. The Company did not have any uninsured cash balances at December 31, 2008, although at times during the year, the Company may have exceeded the insured limits. The Company performs periodic reviews of the relative credit rating of its banks to lower its risk.

Retail customer transactions are cleared through member firms of FINRA on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the Company may be charged for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing broker or counterparties do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

NOTE 3 – DUE FROM CLEARING AGENT

The Company maintains a deposit with its clearing agent totaling $50,000 at December 31, 2008. This deposit is held in an account in the Company's name by the clearing agent and is invested in a money market account.

NOTE 4 – FURNITURE, EQUIPMENT AND SOFTWARE

Furniture, equipment and software at cost consist of the following:

Furniture and fixtures	$ 3,771
Equipment	46,464
Software	2,995
	53,230
Less accumulated depreciation	9,885
	$ 43,345

Depreciation and amortization expense for the year ended December 31, 2008 was $8,930.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company rented office space from one of the Company's shareholder's in the amount of $3,000 per month. The lease term began October 1, 2007 and expired on March 31, 2008. Rent expense for the year ended December 31, 2008 under this lease totaled $9,000.

Officer note receivable with a remaining balance of $49,618 is due from Ray Gatten, a shareholder of the Company, which bears interest at 7.5% and is due on demand. Payments on the note consisted of amounts in lieu of rent paid totaling $6,000 at year end December 31, 2008. The accrued interest earned on the unpaid balance of the note for the year ended December 31, 2008 totaled $3,618.

The Company made interest free advances in the amount of $30,000 to Ray Gatten, a shareholder of the Company.

An interest free advance of $35,000 was made in 2007 to a related party of the Company. At December 31, 2008 the related party was no longer in business, therefore, the loan was written off as forgiveness of debt.

NOTE 6 – ACCRUED LEGAL SETTLEMENTS

The Company entered into a settlement agreement with a former employee of the Company in January of 2009 in the amount of $60,000. The Company has accrued for the liability of the settlement as of December 31, 2008.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($6,168 at December 31, 2008) or $100,000. At December 31, 2008, the net capital, as computed, was $491,223. Consequently, the Company had excess net capital of $391,223.

NOTE 8 – CONCENTRATION OF CREDIT RISK

Retail customer transactions are cleared through RBC Correspondent Services, Inc. on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, RBC Correspondent Services, Inc. may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if RBC Correspondent Services, Inc. or counterparties do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

NOTE 9 – STOCKHOLDERS' EQUITY

Common Stock

The Company was originally authorized to issue 200 shares, no par value common stock. In August 2008, the Company amended its certificate of incorporation to increase the number of shares authorized to 1,000.

In August 2008, the Company issued 32 shares of the common stock in payment for $80,000 of additional capital contributed by the Company's two shareholders. Additional paid in capital was increased accordingly.

In November of 2008, the Company issued 10 shares of its common stock in payment for $25,000 of additional capital contributed by the Company's two shareholders. Additional paid in capital was increased accordingly.

GATTEN SADOWSKI INC.
(AN S CORPORATION)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 10 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates in effect in the years in which the differences are expected to reverse. The Company's deferred income taxes are comprised of the following:

Deferred tax liabilities	
Depreciation	$ 877

The Company's income tax at December 31, 2008 consists of the following:

Current:		
State	$ 175	
Local	6,552	
		$ 6,727
Deferred:		
State	--	
Local	16,394	
		16,394
Provision for income taxes		$23,121

The Company had a net operating loss carry forward of approximately $155,049 which it utilized at December 31, 2008.

NOTE 11 - RETIREMENT PLAN

In March of 2008, the Company adopted a qualified 401(k) plan for all employees who are twenty-one years of age and are immediately eligible upon employment. The Plan allows employees to contribute a portion of their wages up to the limits provided by the Internal Revenue Code as amended through salary reductions. The Company is not required to match any employee contribution. The Company made contributions to the plan through December 31, 2008 in the amount of $7,061.

NOTE 11 – LEASE COMMITMENTS

The Company leases its premises under non-cancelable operating leases for periods of less than one year. At December 31, 2008, the Company's current lease was to expire in March 30, 2009. Pursuant to the terms of the lease, the Company is required to make minimum monthly payments of $10,250 with additional rental charges for various operating expenses. This lease has been extended for an additional six month period commencing April 1, 2009 with minimum rental payments of $10,865.

Total rent expense for the year ended December 31, 2008 totaled $133,355.

SUPPLEMENTARY INFORMATION

GATTEN SADOWSKI, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Total stockholders' equity		$662,589
Deductions and/or charges:		
Other current assets	$103,721	
Security deposits	24,300	
Furniture and equipment	43,345	171,366
Net capital		491,223
Minimum net capital		100,000
Excess net capital		$ 391,223
Aggregate indebtedness:		
Accounts payable and accrued expenses and loans from stockholders		$ 91,593
Ratio: aggregate indebtedness to net capital		.19 to 1

See notes to financial statements.

GATTEN SADWOSKI, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIAOF FORM X-17A-5
DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS

Aggregate indebtedness as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2008 as amended	$ 16,200
Reconciling Items:	
Additional accounts payable	2,666
Additional accrued expenses	66,000
Accrued income taxes	7,604
	$ 92,470

NET CAPITAL

Net capital, as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2008 as amended	$ 567,493
Reconciling Items:	
Additional accruals	(76,270)
	$ 491,223

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

White Plains Office
723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

Port Washington, NY
Highlands Park, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE STOKHOLDERS
GATTEN SADOWSKI, INC.

In planning and performing our audit of the financial statements and supplementary information of Gatten Sadowski, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control,

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-59) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 1 5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, count, verifications, and comparisons.

[2] Recordation of differences required by Rule 17a-13.

[3] Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
White Plains, NY
February 24, 2009